Exhibit 1


[BUNGE LOGO]                                        Contact:   Hunter Smith
                                                               Bunge Limited
                                                               1-914-684-3450
                                                               hsmith@bunge.com

              BUNGE LIMITED REPORTS RECORD RESULTS FOR FISCAL 2002

                          2002 NET INCOME INCREASED 90%

             FOURTH QUARTER EARNINGS PER SHARE INCREASED 69% TO $.98

WHITE PLAINS, NY - February 25, 2003 - Bunge Limited (NYSE: BG) reported record volumes, gross profit, income from operations and net income for fiscal year 2002. 2002 net income was $255 million, or $2.66 per share, representing an increase of $.79 per share over net income of $134 million, or $1.87 per share, in 2001.FN1

For the year ended December 31, 2002 compared to 2001:

     o    Volumes grew 26% to 90.3 million metric tons

     o    Gross profit increased 38% to $1,331 million

     o    Income from operations rose 40% to $739 million

The improved results were broad-based, driven by increases in every business.

Fourth quarter 2002 net income was $97 million, or $.98 per share, representing an increase of 102%, or $.40 per share, over net income of $48 million, or $.58 per share, in the same period in 2001.

The company's fourth quarter results benefited from the inclusion of results from Cereol S.A., which was acquired in October 2002. In the fourth quarter of 2002, Cereol contributed $7 million to net income, or $.07 per share, which included a $7 million charge for acquisition accounting related to acquired inventories. Cereol's results are reflected in Bunge's agribusiness, edible oil products and other segments and contributed, in part, to the growth in the fourth quarter.

Performance in 2002 reflected continued growth in Bunge's agribusiness segment. This growth was driven by global demand for soybean meal and oil, higher average soybean product margins and a favorable impact on earnings from the devaluation of the Brazilian real and Argentine peso. The fertilizer segment particularly benefited from a strong performance by Fosfertil as a result of higher fertilizer sales volumes and gross profit margins, attributable in part to the devaluation of the real during 2002. Profitability in the food products division reflected improvements in the edible oil, wheat milling and bakery products, corn milling and soy ingredients business lines.

---------------------
FN1 Earnings per share in 2002 included a cumulative effect of change in accounting principles loss of $(.24) per share. Earnings per share in 2001 included a gain on discontinued operations of $.04 per share and a cumulative effect of change in accounting principle gain of $.10 per share.

Alberto Weisser, Bunge's Chairman and Chief Executive Officer, commented, "We ended the year with good momentum, and as we enter our new fiscal year, we are well positioned to deliver year-over-year improvement in earnings per share."

Mr. Weisser further commented, "Fiscal 2002 was a special year for Bunge. We acquired Cereol and produced record earnings. The acquisition made Bunge the world's leading oilseed processing company and seller of bottled vegetable oils to consumers. We are making good progress in integrating Cereol."

Mr. Weisser continued, "We are particularly pleased with the strong results in our food products division, which generated an 85% increase in income from operations. Cereol's strong position in European edible oils complements the strong performance of Bunge's existing divisions, and provides more balance to our earnings stream. Our international marketing business, started in 2000, has become an important contributor to earnings in Bunge's agribusiness segment - ahead of our expectations.

Our priorities in fiscal 2002 were to successfully complete the Cereol acquisition, improve our operating efficiency and to position our company for future growth," Weisser said. "We are now fully focused on integrating Cereol. We are also excited about the strategic alliance with DuPont, which will create a very powerful ingredients business, deepen our relationships with farmers and create new opportunities by giving us access to DuPont's world-class research."

Financial Performance

2002 Results

Agribusiness

2002 sales volumes increased 28%, and gross profit increased 54% over last year in Bunge's agribusiness segment. Income from operations increased 59% to $496 million. Sales volumes and gross profit margins increased in all three business lines - grain origination, oilseed processing and international marketing. Results in oilseed processing were particularly strong as gross profit increased primarily due to stronger soybean processing margins and lower operating expenses in the South American operations. The latter was a principal result of the 34% devaluation of the Brazilian real and 51% devaluation of the Argentine peso versus the U.S. dollar. North American oilseed processing gross profit margins were higher due to stronger crush margins in the first half of 2002 versus the comparable period of 2001 and favorable hedge positions taken at that time. Grain origination profitability also benefited from a large South American crop. In 2002, international marketing sales volumes increased 17%, reflecting continued growth, especially in sales to Europe.

Fertilizers

2002 sales volumes increased 20%, and gross profit increased 5% from last year in Bunge's fertilizer segment. Income from operations increased 5% to $197 million. Gross profit and income from operations do not include $8 million of realized foreign exchange gains from hedges associated with fertilizer sales made during the year, which are recognized in non-operating income (expense) - net. Total sales volumes in the Brazilian fertilizer market grew approximately 12% for the year. Sales of retail fertilizer and raw material products were robust as South American farmers continued to expand their acreage planted and the company increased its market share. Animal nutrient sales volumes benefited from a strong export market for Brazilian meat products, particularly poultry. The fertilizer segment in particular benefited from a strong performance from Fosfertil.

Food Products

2002 sales volumes increased 22%, and gross profit increased 47% over last year in Bunge's food products division, which consists of edible oil products, wheat milling and bakery products and other (corn products and soy ingredients). Income from operations increased 85% to $89 million. Gross profit and income from operations increased in all business segments. Edible oils and soy ingredients results improved primarily due to the October 2002 acquisition of Cereol. In the wheat milling and bakery products segment, results improved due to a shift to a higher margin product mix and financial pressures facing competitors in Brazil. In the other segment, corn products profitability improved due to higher margins, and soy ingredients benefited from an increase in export volumes, especially for textured proteins.

Operating Results

Operating result is a key economic performance measurement used by management to evaluate Bunge's operating performance. Operating results adjust income from operations for the financial costs of carrying operating working capital, including net interest expense and the foreign exchange on debt financing operating working capital.

Operating results increased 66% to $545 million for 2002 from $329 million for 2001. The increase was due to improvements in all business segments, a decline in net interest expense attributable to the financing of operating working capital and gains on foreign exchange hedges associated with fertilizer sales.

Non-operating income (expense) - net

2002 non-operating (income) expense - net decreased $8 million primarily due to significantly lower interest expense partially offset by increased foreign exchange losses incurred on the net U.S. dollar denominated monetary liability position of Bunge's Brazilian subsidiaries. Despite the debt incurred to acquire Cereol, net interest expense decreased in 2002 due to a decline in short-term interest rates, lower average levels of debt and more efficient use of working capital.

Net Income

The record net income reported in 2002 was primarily the result of broad-based improvements in operations across every business.

In addition, net income for 2002 was positively affected by $26 million in tax credits and the devaluation of the Brazilian real, as the company recognized current Brazilian tax benefits relating to foreign exchange losses on dollar denominated loans.

As a result of the early adoption of SFAS No. 143, Accounting for Asset Retirement Obligations, Bunge recorded, effective as of January 1, 2002, an asset retirement obligation charge of $9 million, net of tax, as a cumulative effect of a change in accounting principle. This was in addition to a goodwill impairment charge of $14 million, net of tax, as a cumulative effect of a change in accounting principle, resulting from the adoption of SFAS No. 142, Goodwill and Other Intangibles, relating to the bakery products business.

Net Financial Debt

Net financial debt for 2002 increased $1,313 million due to the acquisition of Cereol. Bunge borrowed approximately $833 million to acquire Cereol and assumed $568 million of net debt at the acquisition date. Excluding acquisition-related debt and the net debt of Cereol, net financial debt was reduced by $308 million due to proceeds from the March 2002 equity offering, increased cash flows from operations and increased efficiency in the use of working capital.

Fourth Quarter 2002 Results

Agribusiness

2002 fourth quarter sales volumes increased 78%, and gross profit decreased 1% from the same period last year in Bunge's agribusiness division. Income from operations decreased $57 million to $26 million. Gross profit and income from operations primarily decreased due to inventory marked-to-market adjustments caused by a 10% appreciation of the Brazilian real in the 2002 quarter and offset by equal foreign exchange gains recorded in non-operating income (expense) - net. Sales volumes increased in all three business lines. Strong demand and good crushing margins led to particularly strong results in Brazil, even in the traditional off-season. North American oilseed processing results were adversely affected by lower margins, particularly on unhedged positions acquired with Cereol. Oilseed processing results in Brazil showed substantial improvement, reflecting large soybean harvests.

Fertilizers

Due to strong demand, some of the sales typically made in the fourth quarter shifted to earlier quarters in the year. As a result, 2002 fourth quarter sales volumes decreased 6%, and gross profit decreased 25% over the same period last year in Bunge's fertilizer division. Income from operations decreased $10 million to $63 million. Animal nutrient sales volumes continued to be robust, benefiting from the strong export market for Brazilian meat.

Food Products

2002 fourth quarter sales volumes increased 84%, and gross profit increased $94 million over the same period last year in Bunge's food products division. Income from operations increased $35 million to $36 million. Income from operations increased in all segments. Edible oils and soy ingredients business lines improved primarily due to the acquisition of Cereol. The edible oil segment also benefited from improvements in profitability in North America and higher prices and volumes in South America. In the wheat milling and bakery products segment, results improved due to a shift to a higher margin product mix and financial pressures facing competitors in Brazil. In the other segment (corn products and soy ingredients), corn products profitability declined on weaker margins, and soy ingredients benefited from an increase in export volumes, especially for textured proteins.

Operating Results

Fourth quarter 2002 operating results increased 26% to $166 million compared to the same period in 2001.

Non-operating (income) expense - net

Non-operating income (expense) - net went from an expense of $31 million to income of $28 million primarily due to exchange gains that resulted from the Brazilian real's 10% appreciation in value against the U.S. dollar in the fourth quarter of 2002. In addition, 2001 results included exchange losses that resulted from the 39% devaluation of the Argentine peso that occurred in the fourth quarter of 2001. Foreign exchange gains of $64 million were substantially offset by marked-to-market losses on readily marketable inventories included in operating income. These foreign exchange movements resulted in minimal impact on net income due to the offsetting effects in operating income. Net interest expense increased due to higher levels of debt incurred to acquire Cereol and debt assumed in the acquisition, offset in part by lower average interest rates and more efficient use of working capital.

Net Income

Net income increased 102% primarily due to a reduction in the effective tax rate, stronger operating results and the contribution of Cereol.

Net income for the fourth quarter of 2002 was reduced by a $9 million tax credit relating to a refund of taxes paid in prior years. Income tax expenses were also favorably affected by the devaluation of the Brazilian real, as the company recognized current Brazilian tax benefits relating to foreign exchange losses on dollar denominated loans. The tax expense was adjusted in the fourth quarter to reflect the closing exchange rate of the Brazilian real at December 31, 2002.

Brazil Restructuring

In February 2002, Bunge restructured its corporate organization in Brazil and paid $105 million to increase its interest in Bunge Brasil to 83%. For the year ended December

31, 2002, net income was $30 million higher than it would have been if the transaction had not taken place.

Outlook

Bill Wells, Bunge's Chief Financial Officer, stated, "2003 is beginning well, with a particularly positive start in agribusiness and fertilizer in South America, and a solid performance from food products, led by edible oils worldwide. Soy crushing in North America has been affected by weaker domestic demand and the short U.S. soybean crop, although we expect that this will be offset by the stronger South American results. We note that replacement North American crush margins have begun to improve slightly however, driven by cutbacks in North American production. Today we announced that we are idling production at our soy crushing plant in Cairo, Illinois. If margins remain weak, further industry cutbacks are possible.

Based on this outlook, we reiterate our guidance of between $260 million to $270 million in net income for the year, representing $2.62 to $2.72 per share. Our guidance of $25 million to $30 million in net income for the first quarter of 2003, representing $.25 to $.30 per share, also remains unchanged."

Conference Call and Webcast Information

Bunge Limited's management will host a conference call at 10:00 a.m. EST on February 25 to discuss the Company's fourth quarter and 2002 year-end results.

To listen to the conference call, please dial (913) 981-5571, or, if located outside of the United States, dial (800) 406-5345. Please dial in five to ten minutes before the scheduled start time. When prompted, state passcode number '317209'. The conference call will also be available live on the Company's Web site at www.bunge.com.

To access the webcast, go to the Bunge Web site and select 'Upcoming Events' from the left navigation menu. Click the link for the 'Q4 2002 Bunge Limited Earnings Release'. Follow the prompts to access the conference call. Please go to the Web site at least fifteen minutes prior to the start of the call to register, and to download and install any necessary audio software.

For those who cannot listen to the live broadcast, a replay of the call will be available beginning at 2:00 p.m. EST on February 25 and continuing through March 27, 2003. To listen to the replay, please dial (719) 457-0820, or, if located outside of the United States, dial (888) 203-1112. When prompted, state passcode number '317209'. A rebroadcast of the conference call will also be available on the Company's Web site beginning at 2:00 p.m. EST on February 25 and continuing through 12:00 p.m. EST on March 27, 2003.

To locate the rebroadcast on the Web site, select 'News & Information' from the left navigation menu. Open the 'Audio Archive' subcategory and select the link for the 'Q4 2002 Bunge Limited Earnings Release'. Follow the prompts to access the replay.

About Bunge Limited

Bunge Limited (www.bunge.com) is an integrated, international agribusiness and food company operating in the farm-to-consumer food chain with worldwide distribution capabilities and primary operations in North America, South America and Europe. Headquartered in White Plains, New York, Bunge has over 24,000 employees and locations in 28 countries. Bunge is the largest processor of soybeans in the Americas, the world's leading oilseed processing company, the largest producer and supplier of fertilizers to farmers in South America and the world's leading seller of bottled vegetable oils to consumers.

Cautionary Statement Concerning Forward-Looking Statements

This press release contains both historical and forward-looking statements. All statements, other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations and projections about our future results, performance, prospects and opportunities. We have tried to identify these forward-looking statements by using words including "may," "will," "expect," "anticipate," "believe," "intend," "estimate" and "continue" and similar expressions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. The following important factors, among others, could affect our business and financial performance: estimated demand for commodities and other products that we sell and use in our business; industry conditions, including the cyclicality of the agribusiness industry; economic and political conditions particularly in Brazil and Argentina; our ability to complete, integrate and benefit from acquisitions, divestitures, joint ventures and alliances; and other economic, business, competitive and/or regulatory factors affecting our business generally. The forward-looking statements included in this release are made only as of the date of this release, and except as otherwise required by federal securities law, we do not have any obligation to publicly update or revise any forward-looking statements to reflect subsequent events or circumstances.

Summary of Results
(In millions, except volumes, per share data and percentages)
---------------------------------------------------------------------------------------------------------------------

                                                                      Year Ended
                                                         --------------------------------------       Percent
                                                            12/31/2002          12/31/2001             Change
                                                         -----------------   ------------------   -----------------
Volumes (in thousands of metric tons)                          90,313             71,576                  26%

Net sales                                                    $ 14,074           $ 11,484                  23%
Gross profit                                                    1,331                963                  38%
Income from operations                                            739                527                  40%
Non-operating income (expense) - net                             (255)              (263)                 (3)%
Income tax expense                                               (104)               (68)                 53%
Income from continuing operations before minority
   interest                                                       380                196                  94%
Minority interest                                                (102)               (72)                 42%
                                                         -----------------   ------------------
Income from continuing operations                                 278                124                 124%
Discontinued operations, net of tax of $0                           -                  3
Cumulative effect of change in accounting
    principles, net of tax of $6 (2002) and $4
    (2001) (1)                                                    (23)                 7
                                                         -----------------   ------------------
Net income                                                 $      255         $      134                  90%
                                                         =================   ==================

Earnings per common share - basic:
Income from continuing operations                           $    2.90          $    1.73                  68%
Discontinued operations                                             -                .04
Cumulative effect of change in accounting
    principle                                                    (.24)               .10
                                                         -----------------   ------------------
Net income per share                                        $    2.66          $    1.87                  42%
                                                         =================   ==================
Average shares outstanding                                 95,895,338         71,844,895

-------------------------------------------------------------------------------------------------------------------
Management's Performance Measurements
-------------------------------------
EBITDA (2)                                                 $      910          $     694                  31%
Adjusted EBITDA (3)                                               881                656                  34%
Operating results (4)                                             545                329                  66%
Readily marketable inventories (5)                              1,517                764                  99%
Net financial debt (6)                                          2,921              1,608                  82%
Adjusted net financial debt (7)                             $   1,404          $     844                  66%

-------------------------------------------------------------------------------------------------------------------

(1) Effective January 1, 2002, Bunge adopted SFAS No. 142, Goodwill and Other Intangibles. As a result of this adoption, in the first quarter of 2002 Bunge recorded a cumulative effect of a change in accounting principle charge of $14 million, net of tax of $1 million, representing a write-off of goodwill in the wheat milling bakery products segment. SFAS No. 142 changes the accounting for goodwill by eliminating the amortization of goodwill. Income from continuing operations and net income for the fourth quarter of 2001 would have been $49 million, or $0.59 per share, had we made adjustments to exclude goodwill amortization of $1 million, net of tax. Income from continuing operations for the year ended 2001 would have been $130 million and net income would have been $140 million, or $1.81 and $1.95 per share, respectively, had we made adjustments to exclude goodwill amortization of $6 million, net of tax. Effective January 1, 2002, Bunge adopted SFAS No. 143, Accounting for Asset Retirement Obligations. As a result of the early adoption of this Standard, Bunge recorded a cumulative effect of a change in accounting principle charge, of $9 million, net of tax of $5 million. Effective January 1, 2001, Bunge adopted SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result of this adoption, in 2001 Bunge recorded income of $7 million, net of tax of $4 million, for the fair value of previously unrecognized derivative instruments.
(2) Earnings before interest, taxes, depreciation, amortization ("EBITDA") equals income from operations plus depreciation, depletion and amortization.
(3) EBITDA less interest expense on debt financing readily marketable inventories.
(4) Operating results equals income from operations reduced by an allocation of net interest expense (interest income less interest expense) attributable to the financing of operating working capital including interest expense on debt financing readily marketable inventories and increased by the net interest earned on advances made to farmers. In addition, a portion of the foreign exchange results relating to debt financing operating working capital including readily marketable inventories is added for gains or deducted for losses from income from operations to derive operating results.
(5) Readily marketable inventories are agricultural inventories that are readily convertible to cash because of their commodity characteristics, widely available markets and international pricing mechanisms.
(6) Net financial debt is the sum of short-term, long-term debt and current maturities of long-term debt less cash and cash equivalents and marketable securities.
(7) Net financial debt less readily marketable inventories.

Summary of Results
(In millions, except volumes, per share data and percentages)
---------------------------------------------------------------------------------------------------------------------
                                                                 Fourth Quarter Ended
                                                         --------------------------------------       Percent
                                                            12/31/2002          12/31/2001             Change
                                                         -----------------   ------------------   -----------------
Volumes (in thousands of metric tons)                          30,812             18,629                 65%

Net sales                                                     $ 4,684            $ 3,172                 48%
Gross profit                                                      331                264                 25%
Income from operations                                            110                148                (26)%
Non-operating income (expense) - net                               28                (31)               190%
Income tax expense                                                  -                (40)
Income from continuing operations before minority
   interest                                                       138                 77                 79%
Minority interest                                                 (41)               (29)                41%
                                                         -----------------   ------------------
Income from continuing operations                                  97                 48                102%
                                                         -----------------   ------------------
Net income (1)                                              $      97          $      48                102%
                                                         =================   ==================

Earnings per common share - basic:
Income from continuing operations                            $    .98           $    .58                 69%
Net income per share                                         $    .98           $    .58                 69%
Average shares outstanding                                 99,312,651        83,155,100

-------------------------------------------------------------------------------------------------------------------
Management's Performance Measurements
-------------------------------------
EBITDA (2)                                                    $   163            $   201                (19)%
Adjusted EBITDA (3)                                               155                194                (20)%
Operating results (4)                                             166                132                 26%
Readily marketable inventories (5)                              1,517                764                 99%
Net financial debt (6)                                          2,921              1,608                 82%
Adjusted net financial debt (7)                                $1,404            $   844                 66%

Segment Results
(In millions, except volumes and percentages)
-------------------------------------------------------------------------------------------------------------

                                                                Year Ended
                                                   --------------------------------------       Percent
                                                      12/31/2002          12/31/2001             Change
                                                   -----------------  -------------------   -----------------
Volumes (in thousands of metric tons)
    Agribusiness                                         73,374            57,503                  28%
    Fertilizer                                           10,708             8,954                  20%

      Edible Oil Products (1)                             2,552             1,483                  72%
      Wheat Milling and Bakery Products (1)               2,093             2,158                 (3)%
      Other                                               1,586             1,478                   7%
                                                   -----------------  -------------------
         Total Food Products                              6,231             5,119                  22%
                                                   -----------------  -------------------
Total                                                    90,313            71,576                  26%
                                                   =================  ===================

Gross Profit
    Agribusiness                                       $    749             $ 487                  54%
    Fertilizer                                              293               280                   5%

      Edible Oil Products (1)                               161                85                  89%
      Wheat Milling and Bakery Products (1)                  73                65                  12%
      Other                                                  55                46                  20%
                                                   -----------------  -------------------
         Total Food Products                                289               196                  47%
                                                   -----------------  -------------------
Total                                                   $ 1,331             $ 963                  38%
                                                   =================  ===================

Income from Operations (2)
    Agribusiness                                       $    496             $ 311                  59%
    Fertilizer                                              197               187                   5%

      Edible Oil Products (1)                                34                10                 240%
      Wheat Milling and Bakery Products (1)                  19                 9                 111%
      Other                                                  36                29                  24%
                                                   -----------------  -------------------
            Total Food Products                              89                48                  85%
                                                   -----------------  -------------------
    Unallocated                                             (43)              (19)
                                                   -----------------  -------------------
Total                                                  $    739             $ 527                  40%
                                                   =================  ===================

-------------------------------------------------------------------------------------------------------------

(1) In the third quarter of 2002, Bunge reclassified certain consumer product lines from the edible oil products segment to the wheat milling and bakery products segment. Accordingly, amounts for the year ended December 31, 2002 and 2001 reflect this change.
(2) Income from operations is before net interest expense, foreign exchange results and income taxes.

Segment Results
(In millions, except volumes and percentages)
-------------------------------------------------------------------------------------------------------------

                                                           Fourth Quarter Ended
                                                   --------------------------------------       Percent
                                                      12/31/2002          12/31/2001             Change
                                                   -----------------  -------------------   -----------------
Volumes (in thousands of metric tons)
    Agribusiness                                         25,731            14,451                  78%
    Fertilizer                                            2,709             2,889                 (6)%

      Edible Oil Products (1)                             1,402               375                 274%
      Wheat Milling and Bakery Products (1)                 499               551                 (9)%
      Other                                                 471               363                  30%
                                                   -----------------  -------------------
         Total Food Products                              2,372             1,289                  84%
                                                   -----------------  -------------------
Total                                                    30,812            18,629                  65%
                                                   =================  ===================

Gross Profit
    Agribusiness                                          $ 125             $ 126                 (1)%
    Fertilizer                                               79               105                (25)%

      Edible Oil Products (1)                                93                 6                1450%
      Wheat Milling and Bakery Products (1)                  17                16                   6%
      Other                                                  17                11                  55%
                                                   -----------------  -------------------
         Total Food Products                                127                33                 285%
                                                   -----------------  -------------------
Total                                                     $ 331             $ 264                  25%
                                                   =================  ===================

Income from Operations (2)
    Agribusiness                                           $ 26              $ 83                (69)%
    Fertilizer                                               63                73                (14)%

      Edible Oil Products (1)                                23               (9)                 356%
      Wheat Milling and Bakery Products (1)                   4                 3                  33%
      Other                                                   9                 7                  29%
                                                   -----------------  -------------------
             Total Food Products                             36                 1                3500%
                                                   -----------------  -------------------
    Unallocated                                             (15)              (9)
                                                   -----------------  -------------------
Total                                                     $ 110             $ 148                (26)%
                                                   =================  ===================


-------------------------------------------------------------------------------------------------------------

(1) In the third quarter of 2002, Bunge reclassified certain consumer product lines from the edible oil products segment to the wheat milling and bakery products segment. Accordingly, amounts for the fourth quarter of 2001, have been reclassified to reflect this change.
(2) Income from operations is before net interest expense, foreign exchange results and income taxes.